FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

September 8, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on September 8, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

September 8, 2025.

Schedule "A"

HIVE Digital Technologies Provides August 2025 Production Report with 22% Monthly Increase in Bitcoin Production and Phase 3 Expansion

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - September 8, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, today announced a 22% month-over-month increase in Bitcoin production for August 2025, reflecting both operational strength and continued expansion in Paraguay.

August 2025 Production Highlights

  Bitcoin Produced: 247 BTC (vs. 203 BTC in July)

  Average Daily Production: 8 BTC/day

  Hashrate: Average hashrate of 16.3 EH/s in August, reaching a peak of 18.1 EH/s.

  Fleet Efficiency: ~18.5 J/TH

  BTC per EH/s: 15.2 BTC

With Phase 2 of the Yguazú Project completed, HIVE exceeded 18 EH/s of global mining capacity during the month, now producing over 8.5 BTC per day powered by renewable hydroelectric energy.

Phase 3 Valenzuela ASICs Online

Construction at the 100 MW Phase 3 Valenzuela site is now substantially complete. Deployment of ASICs has begun, with the first six Bitmain S21+ Hydro containers (≈350 PH/s) now online. As of today, HIVE's global fleet totals 18.5 EH/s.

This milestone represents the third 100 MW of green energy infrastructure in Paraguay, moving HIVE closer to its target of 25 EH/s by U.S. Thanksgiving 2025. All Phase 3 ASICs are fully funded, with additional units scheduled for delivery in the coming weeks.

Upon completion, HIVE anticipates daily Bitcoin production of ~12 BTC, based on current network difficulty. At that scale, HIVE expects to represent approximately 2.5-3% of the global Bitcoin mining network, operating at ~17.5 J/TH efficiency.

Management Commentary

Frank Holmes, Co-Founder and Executive Chairman, commented:

"After starting 2025 at 6 EH/s, our global team has already scaled capacity by 200%. This remarkable achievement highlights our ability to execute across nine time zones, three continents, and three languages. As we grow, we also remain committed to being responsible stewards, creating economic opportunities in the communities where we operate."

Aydin Kilic, President & CEO, added:

"Our focus is now on accelerating deployment at Valenzuela. Led by our Paraguayan country president Gabriel Lamas, the team has exceeded expectations at every stage. We look forward to reaching our target of 25 EH/s by U.S. Thanksgiving, further strengthening HIVE's position in the Bitcoin network and delivering enduring value to shareholders."

Darcy Daubaras, CFO, stated:

"In the Bitcoin mining sector, investors and analysts are focused on hashrate expansions EH/s and daily Bitcoin production as critical indicators of a company's growth and operational efficiency and potential. These metrics, particularly EH/s milestones, are the lifeblood of valuation in this industry, as they directly drive revenue potential in a highly competitive and capital-intensive market. We understand this, which is why we promptly announce each EH/s increase, recognizing its materiality to investors. Timely disclosure of these milestones through press releases is essential, as it signals growth but also strategic positioning in a volatile market. Investors expect these updates to be swift and transparent."

Operational Outlook

HIVE expects future growth to remain consistent with the economics of its Paraguay operations. Each incremental exahash adds to daily Bitcoin production and revenue potential, while operating costs remain predictable due to fixed-rate hydroelectric power and minimal incremental labor. Power expenses scale proportionally EH/s with machine usage and are aligned with current cost structures. Actual results may vary depending on network difficulty and Bitcoin prices

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/265440